May 2, 2013
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen G. Krikorian

Re:    Aspect Software Group Holdings Ltd.
Form 10-K for Fiscal year Ended December 31, 2012
Filed February 22, 2013
File No. 33-170936-05
Ladies and Gentlemen,
Aspect Software Group Holdings Ltd. (“Aspect” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated April 22, 2013 from Stephen G. Krikorian of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Robert J. Krakauer, Chief Financial Officer of Aspect. Our response is set forth below and is keyed to the numbering of the comment and heading used in the Staff's letter. For your reference, your comment is reproduced in italics and our response is set forth below such comment in standard type.
Form 10-K for Fiscal Year Ended December 31, 2012
Note 2 - Revenue Recognition, page 44
Staff's Comment:

1.
Please tell us how you apply ASC 985-605-15-4 and 15-4A to determine whether a deliverable is considered to be a software or a non-software component. Revise future filings to describe how you evaluate these paragraphs and clearly identify each deliverable contained in a multi-element arrangement. Explain why the adoption of ASU 2009-13 and 2009-14 resulted in recognizing $15.1 million in revenue that would have been deferred.

Company Response:
The Company recognizes revenue from the sale of software licenses, proprietary hardware components, maintenance and support and professional services. The proprietary hardware contains custom drivers, firmware and operating system components that provide for interaction with our controlling software application. While not all of the Company's software products are sold in connection with a non-software component, certain software products are currently sold and marketed only with proprietary hardware equipment. As an integrated solution, those product offerings contain both software and proprietary hardware (non-software) components that function exclusively together to deliver the product's essential functionality. ASC 985-605-15-4 provides a scope exception for software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. In applying this guidance, we carefully considered each of the items identified in the subparagraphs of ASC 985-605-15-4A and assessed various factors when determining whether our combined software and hardware product offerings meet the scope exception. The following summarizes our consideration of each of the items identified in ASC 985-605-15-4A:

(a)	If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.

The vast majority of sales for the Company's tangible products include a software element. The Company does not market or offer to sell its proprietary hardware products without a related software element because the hardware has no utility without the controlling software. Existing customers who have previously licensed certain Company solutions that include both tangible hardware and a software element may purchase additional hardware components either to expand their presence or replace non-functioning equipment. While these sales may be considered standalone, we believe these transactions do not alter the conclusion that our combined product offering (software and tangible hardware) is still subject to the scope exception as the standalone hardware purchase is for either a replacement of existing equipment or expansion equipment that still requires the software element previously licensed in order for it to function.

(b)
A vendor may sell products that provide similar functionality, such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).

The Company does not sell similar tangible hardware products where one product includes software and the other product does not.

(c)
A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.

The Company does sell the software both with and without the tangible hardware, however, sales of the software without the tangible hardware occur only when the customer has previously purchased the software and hardware together and is subsequently licensing additional users or modules of the software that is currently functioning with the previously purchased hardware. For those transactions where the software is sold without the tangible hardware, we apply the guidance of ASC 985-605 in recognizing software revenue. We apply the scope exception in ASC 985-605-15-4 to transactions that include both the software and the tangible product.

(d)	Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product's functionality.
Our products are not embedded but are sold as an integrated package or solution and both are necessary to deliver the product's essential functionality. Accordingly both the hardware and the software are considered non-software elements subject to the scope exception.

(e)
The non-software elements of the tangible product must substantively contribute to the tangible products essential functionality. For example, the tangible product should not simply provide a mechanism to deliver the software to the customer.

The hardware does not just provide a mechanism to deliver the software to the customer, rather the hardware is necessary for the software to function. Accordingly, the hardware has no utility without its related controlling software application.
Based on our assessment of the factors contained in ASC 985-605-15-4A, we believe those transactions involving the sale of both software and the Company's proprietary hardware are outside the scope of ASC 985-605 including the related software maintenance and support and professional services within those arrangements.
The Company recognizes the need to clarify certain disclosures related to the evaluation and application of ASC 985-605-15-4 to its revenue transactions and represents to make the following revisions in future filings.
“Certain of the Company's products have both software and non-software components that function together to deliver the products' essential functionality. When the Company sells both these software and non-software components together, the Company believes those arrangements meet the scope exception of ASC 985-605-15-4 because of (i) the infrequency of the tangible product's sale without a software element, (ii) the degree of integration between the tangible product and the software element, which is considered significant and (iii) the non-software element's substantive contributions to the tangible product's essential functionality.

Effective January 1, 2011, the Company prospectively adopted ASU 2009-13 and ASU 2009-14 for revenue arrangements entered into or materially modified on or after that date. ASU 2009-13 amended the guidance for multiple-element arrangements to (i) provide updated guidance on how the deliverables in an arrangement should be separated and how the consideration should be allocated, and (ii) change the term “fair value” to “selling price” and (iii) require an entity to allocate revenue using the estimated selling prices of the deliverables when a vendor does not have vendor-specific or third-party evidence of selling price. ASU 2009-14 amended the software revenue recognition guidance to remove from its scope tangible products containing software components and non-software components that function together to deliver the product's essential functionality.
The adoption of these standards did not change the units of accounting for the Company's revenue transactions, since most products and services qualify as separate units of accounting. The guidance did affect the timing of revenue recognition for multiple-element arrangements that included both delivered and undelivered items for which the Company was unable to demonstrate fair value pursuant to historical guidance. The Company previously used the residual method to allocate the arrangement consideration in cases where fair value could only be determined for the undelivered item. Under the updated guidance, the Company allocates the total arrangement consideration based upon the relative selling price of each deliverable and revenue is recognized as each item is delivered.
As a result of implementing the guidance in ASU 2009-13 and ASU 2009-14, the Company recognized $15.1 million in revenue during the year-ended December 31, 2011 that would have otherwise been deferred under the previous guidance for multiple-element arrangements and software revenue recognition.”
The following tables presents the Company's 2011 net revenue results as reported in the Form 10-K as compared to pro-forma results had the company continued to follow historical guidance during 2011 without the availability of the scope exception in 985-605-15-4. The table demonstrates the impact the scope exception had on the allocation of the arrangement's consideration using the relative selling price vs. the fair value allocation methodology as well as the impact on the timing of revenue recognition for each of the individual elements. Under the historical guidance, more of the arrangement's consideration would have been deferred, primarily as deferred maintenance revenue, as the scope exception was not available.

Changes in Net Revenue (in 000's)	2011 Net Revenues as Reported in Form 10-K	Pro-forma 2011 Net Revenues under Historical Guidance	2011 Incremental Revenue Recognized
Product Revenue	$118,810	$99,941	$18,869
Maintenance Revenue	302,034	305,036	(3,002)
Services Revenue	94,756	95,474	(718)
Total Net Revenue	$515,600	$500,451	$15,149

Note 9 - Goodwill and Other Long-Lived Assets Including Acquired Intangibles, page 52
Staff's Comment:

1.
We note that you performed an annual goodwill assessment on October 1, 2012 and that you have a negative carrying amount for your reporting unit. Please tell us how you evaluated impairment under ASC 350-20-35-8A. We further note your disclosure that no indicators of goodwill impairment were identified in the three year period ended December 31, 2012. Please tell us how you assessed whether adverse qualitative factors occurred as referenced in ASC 350-20-35-8A. If such factors exist, you should perform Step 2 of the impairment analysis. Your response should address each of the events set forth in the guidance and, if not already included in your description of these events, a discussion of how you considered other events, including but not limited to:

•	The downgrades of both your first- and second-lien debt by Standard & Poor's and Moody's.

•	The 14% decrease in revenue from 2011 to 2012.

•	The amendments to your first-lien debt on November 14, 2012. Please provide a concise summary of the amendments you made to your first-lien debt agreement on November 14, 2012 and tell us whether you reconsidered your goodwill impairment analysis as a result of these changes. If no reconsideration was undertaken please explain the basis for your conclusion that no further analysis was necessary.
Company Response:
As noted by the Staff, the Company has a negative carrying amount for its reporting unit and therefore considered the guidance in ASC 350-20-35-8A in determining whether it was necessary to perform Step 2 of the impairment analysis when conducting its annual goodwill impairment test as of October 1, 2012. When performing the analysis under ASC 350-20-35-3C, the Company considered the following factors:

A.
Quantitative Analysis: First, the Company utilized an enterprise valuation that had been completed as of September 3, 2012, in order to quantitatively assess whether it was more likely than not that goodwill impairment existed. The Company, with the assistance of a third party valuation specialist, estimated the fair value of the enterprise (its single reporting unit) using both an income approach and a market approach. The Company ultimately placed 100% weighting on the income approach as it believes that it is the most reliable valuation indicator for its business. To estimate fair value using the income approach, the Company established an estimate of future cash flows and discounted those estimated future cash flows to present value. The discount rates were estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the overall uncertainty of the financial projections. Under each of the Company's valuation methodologies, the calculation resulted in an enterprise value that was more than sufficient to recover the carrying value of the Company's total assets as of October 1, 2012. This quantitative consideration was the starting point for the Company's goodwill impairment analysis.

B.
Financial Performance: Next, the Company considered its financial results through the analysis date (October 1, 2012), with an emphasis on its key performance indicators; revenue and earnings before interest taxes, depreciation and amortization as adjusted for certain items allowed under the senior credit facility (“Adjusted EBITDA”). As noted by the Staff, 2012 revenue was significantly lower than the prior year. This was primarily the result of a number of large dialer migrations in 2011 which did not recur in 2012. Additionally, during the fourth quarter of 2011 the Company had a few large customers that did not renew maintenance contracts which had a significant impact on both revenue and Adjusted EBITDA for 2012. As of the impairment analysis date, the Company had taken steps to address the product revenue decline and maintenance displacements through the appointment of a strengthened and broadened executive leadership team, a strategy transformation plan, a focused effort to amend the Company's debt covenants (which as noted by the Staff was completed on November 14, 2012), a re-branding campaign and a stakeholder engagement initiative with its employees, partners, customers, and lenders. Financial results improved during the third quarter of 2012 in comparison to the first half of the year and as of the valuation date, the Company expected modest revenue and Adjusted EBITDA growth in 2013.

C.
Debt Rating & Trading: As a result of the aforementioned revenue and Adjusted EBITDA declines during 2012, as noted by the Staff, the Company's first- and second-lien debt were downgraded by Standard & Poor's and Moody's. Although the Company's debt instrument trading prices were unfavorably impacted at the time of the rating agency releases, management had been working to remedy these circumstances through the items discussed above and as of October 1, 2012, the Company expected an improvement in trading levels and prices upon completion of the debt amendment. Subsequent to the impairment analysis date, Aspect's first-lien debt trading prices have increased by approximately 3% and the trading prices for its second-lien debt have increased more than 10%. In addition, in response to closing the amendment and the aforementioned initiatives taken by the Company, on March 29, 2013, Aspect's outlook was upgraded from Negative to Stable by Standard & Poor's. Furthermore, as of March 31, 2013, the Company's first and second-lien debt instrument prices were both trading above par.

D.
Other Relevant Factors: The Company considered the aforementioned changes in management, strategy and stakeholder engagement to be positive considerations in this analysis. Each of the Company's executive additions brought multiple decades of experience in the technology industry to Aspect and a resolve to apply said experience to transform and grow the business.

E.
Macroeconomic Conditions: The Company considered macroeconomic indicators including but not limited to: economic growth rates, unemployment rates, inflation, NASDAQ Composite, foreign exchange rates and London Interbank Offered Rate (“LIBOR”) interest rates. Each of these indicators exhibited overall improvements during 2012 and those with forecasts available were expected to continue to improve in 2013 and beyond. The Company also noted its ability to subsequently amend its debt as a positive indication that the Company does not have limitations to access capital in the credit markets.

F.
Industry & Market Considerations: The Company considered industry and market data trends and forecasts in its qualitative analysis. A large source of Aspect's business is derived from the business process outsourcing (“BPO”) industry and the Information Technology Outsourcing (“ITO”) industry which both grew modestly as expected in 2012 and are forecasting growth in demand through 2016, especially in emerging markets where the Company has a presence such as Brazil, India, Australia and China.

G.
Cost Factors: The Company did not experience a significant increase in cost factors such as inventory, labor or overhead costs during 2012. Furthermore, during 2012, the Company redesigned the structure of its support organization which significantly reduced annual costs. The Company expects continued cost improvements as its revenue composition migrates from solutions with significant hardware costs to lower cost software based solutions.

H.	Events Affecting a Reporting Unit: The Company did not experience a change in the composition of its net assets or intend to sell or dispose of all or a portion of its business during 2012.
Application of the goodwill impairment analysis requires significant judgment. The Company weighed the potential indicators of impairment outlined above with higher weighting placed on Company specific factors. Based upon the evaluation of those factors, the Company ultimately concluded that given the level of recoverability identified in the most recent enterprise valuation and the positive qualitative factors discussed in more detail above, it was not more likely than not that goodwill was impaired as of October 1, 2012.
Amendment Summary and Goodwill Impairment Consideration
On November 14, 2012 the Company amended its first-lien debt to provide the appropriate level of flexibility needed to execute its transformation strategy. The financial maintenance covenants were amended to provide additional flexibility as follows:

	POST AMENDMENT			BEFORE AMENDMENT
Period	Interest Coverage Ratio:	Leverage Ratio:	First Lien Leverage Ratio:	Interest Coverage Ratio:	Leverage Ratio:	First Lien Leverage Ratio:
Through September 30, 2012	1.75 to 1.0	6.15 to 1.0	3.65 to 1.0	1.90 to 1.0	5.50 to 1.0	3.40 to 1.0
October 1, 2012	1.60 to 1.0	7.10 to 1.0	4.00 to 1.0	1.90 to 1.0	5.50 to 1.0	3.40 to 1.0
January 1, 2013	1.45 to 1.0	7.50 to 1.0	4.35 to 1.0	1.90 to 1.0	5.50 to 1.0	3.40 to 1.0
April 1, 2013	1.45 to 1.0	7.50 to 1.0	4.30 to 1.0	1.90 to 1.0	5.25 to 1.0	3.15 to 1.0
July 1, 2013 -September 30, 2013	1.45 to 1.0	7.50 to 1.0	4.30 to 1.0	1.95 to 1.0	5.25 to 1.0	3.15 to 1.0
October 1, 2013	1.45 to 1.0	7.40 to 1.0	4.25 to 1.0	1.95 to 1.0	5.25 to 1.0	3.15 to 1.0
January 1, 2014	1.50 to 1.0	7.25 to 1.0	4.15 to 1.0	1.95 to 1.0	5.25 to 1.0	3.15 to 1.0
April 1, 2014	1.55 to 1.0	6.85 to 1.0	3.95 to 1.0	1.95 to 1.0	5.00 to 1.0	2.90 to 1.0
July 1, 2014	1.60 to 1.0	6.60 to 1.0	3.75 to 1.0	2.00 to 1.0	5.00 to 1.0	2.90 to 1.0
October 1, 2014	1.60 to 1.0	6.00 to 1.0	3.25 to 1.0	2.00 to 1.0	5.00 to 1.0	2.90 to 1.0
January 1, 2015	1.75 to 1.0	5.75 to 1.0	3.00 to 1.0	2.00 to 1.0	5.00 to 1.0	2.90 to 1.0
April 1, 2015	1.75 to 1.0	5.50 to 1.0	3.00 to 1.0	2.00 to 1.0	4.50 to 1.0	2.65 to 1.0
July 1, 2015	1.75 to 1.0	5.35 to 1.0	3.00 to 1.0	2.05 to 1.0	4.50 to 1.0	2.65 to 1.0
January 1, 2016 and thereafter	1.75 to 1.0	5.35 to 1.0	2.85 to 1.0	2.05 to 1.0	4.50 to 1.0	2.65 to 1.0

In exchange for the lenders resetting the loan covenants, the amendment required payment of a consent fee of 25 basis points on the sum of aggregate revolving commitments and aggregate principal loans outstanding, which amounted to approximately $1.2 million, and increased the interest rate from LIBOR plus 4.5% to LIBOR plus 5.25% on a prospective basis through the maturity date. The increase in the interest rate is subject to a further 25 basis point increase if the Company's most recently announced corporate credit rating is below the following criteria: (1) Moody's is not B2 or better and (2) Standard & Poor's is not B or better. If the Company is able to achieve a certain Leverage Ratio as defined in the agreement, the additional 5.25% of interest will be reduced by up to 0.50%. Since the inception of the first lien credit facility, LIBOR has remained below 1.75% and the Company has not achieved the Leverage Ratio's required for a reduction in the additional rate. In addition, the Company paid $50.0 million of principal as part of the amendment and $1.0 million in fees to the administrative agent.
The Company's quarterly scheduled principal payments were increased from $1.25 million to $5.0 million from (and including) March 31, 2013 to (and including) December 31, 2014. In addition, the annual capital expenditure limitation was decreased to $12.5 million from $20.0 million prospectively effective for the year ending December 31, 2012.
The Company amended its debt to provide greater flexibility to carry out its strategy transformation. Since the amendment closed on November 14, 2012, Aspect's first-lien debt pricing has appreciated by approximately 3% and its second-lien debt pricing has appreciated by approximately 15%. The Company's debt amendment was a positive step towards expanding and enhancing Aspect's business and therefore the Company did not reconsider its goodwill impairment analysis as a result of amending its first-lien debt facility.
Note 12 - Debt, page 55
Staff's Comment:

1.
We note that you have accounted for debt fees in connection with the 2012 amendment and the 2010 refinancing in accordance with ASC 470-50-05. Please provide us with your analysis that supports accounting for the amendment as a modification instead of an extinguishment. We refer you to ASC 470-50-40.

Company Response:
In accordance with ASC 470-50-40, the Company treated the amendment of its debt among the existing banks, in a non-troubled debt situation, as a modification of debt. The present value of the effect on the Company's future cash flows under the terms of the amended debt facility was less than 10% of the remaining cash flows under the terms of the original debt facility. In addition, the calculated net present value cash flow change on the original debt facility and the amended debt facility in accordance with ASC 470-50-40-12 was less than 3%. The Company also calculated the net present value cash flow change assuming exercise of the put feature on the original debt facility and the amended debt facility in accordance with ASC 470-50-40-12C, which amounted to less than 1%. Since the calculated net present value cash flow change on the original debt facility and amended debt facility was less than 10%, the loans are not deemed to be substantially different, which qualifies the amended debt facility for treatment as a debt modification. The Company recognizes the need to clarify certain disclosures related to the application of ASC 470-50-40 to its debt transactions and represents to make the following revisions in future filings.
“In connection with the amendment of the first lien credit facility in November 2012, the Company incurred debt financing costs of approximately $2.2 million including lender fees of $2.1 million and third party fees of $0.1 million. In accordance with ASC 470-50-40-12, the Company compared the net present value cash flow change of the original debt facility and the amended debt facility, utilizing scenarios incorporating both exercising and not exercising the put feature which was less than 1% and 3%, respectively. The Company concluded that since the calculated net present value cash flow change of the original debt facility and the amended debt facility was less than 10%, the loans were not deemed to be substantially different, which results in the amended debt facility being accounted for as a debt modification. The Company capitalized $2.2 million of lender fees as deferred financings costs during the year ended December 31, 2012 which are being amortized over the term of the loan using the effective interest method.”

Note 29 - Supplemental Guarantor Condensed Consolidating Financials, page 65
Staff's Comment:

2.	Confirm and disclose in future filings whether all of your guarantor subsidiaries are 100% owned by you. We refer you to rule 3-10(h)(1) of Regulation S-X.
Company Response:
The Company confirms that it owns 100% of each subsidiary guarantor and recognizes the need to clarify this disclosure and represents to make the following revisions in future filings.
“The Company's debt issued in May 2010 is fully and unconditionally and jointly and severally guaranteed by Aspect Software Group Holdings Ltd. (“Parent”) and each of its domestic subsidiaries. Aspect Software Inc. is the issuer of the Company's debt. Each of the guarantor subsidiaries is 100% owned, directly or indirectly by Aspect Software Group Holdings Ltd.”
In responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (602) 282-1501.

Sincerely,

ASPECT SOFTWARE GROUP HOLDINGS LTD.

/s/ ROBERT J. KRAKAUER

Executive Vice President and Chief Financial Officer